

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8- December 31~~ 8-43150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vining-Sparks IBG, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)


RECD S.E.C.
FEB 28 2002
535

775 Ridge Lake Boulevard
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold L. Gladney (901) 762-5309
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose *opinion is* contained *in* this Report*

KPMG LLP
(Name - if *individual, state last,* first, *middle name)*

50 North Front Street	Memphis	TN	38103
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
Vining-Sparks IBG, L.P.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Vining, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vining-Sparks IBG, L.P., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President and CEO

Title



Notary Public

My Commission Expires 7/29/2003

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3).*

Table of Contents



Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Partners
Vining-Sparks IBG, Limited Partnership:

We have audited the accompanying statement of financial condition of Vining-Sparks IBG, Limited Partnership as of December 31, 2001, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vining-Sparks IBG, Limited Partnership as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2002

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2001

Assets		
Cash, including $4,637,131 segregated under federal regulations (note 2)	$	7,504,837
Customers receivables		10,708,901
Brokers and dealers receivables (note 3)		147,435,024
Securities owned, at fair value (notes 4 and 5):		
U.S. Government and Agencies		96,781,877
Collateralized mortgage obligations		96,192,226
Corporate		145,000
Total securities owned		193,119,103
Furniture, fixtures and equipment, at cost, net of accumulated depreciation and amortization of $5,397,320		3,343,667
Other receivables		3,193,068
Other assets, net		879,110
	$	366,183,710
Liabilities and Partners' Capital		
Liabilities:		
Payable to clearing agent and brokers and dealers (note 4)	$	224,553,060
Securities sold under agreements to repurchase (note 5)		80,535,139
Payable to customers		1,090,744
Accounts payable and accrued expenses		20,983,278
Accrued distributions to partners (note 6)		1,983,607
Total liabilities		329,145,828
Partners' capital (notes 6 and 8):		
Vining-Sparks Securities, Inc.		328,643
Vining-Sparks Fund, L.P.		15,733,359
Vining-Sparks & Associates, L.P.		10,270,409
PFIC Securities, Inc.		10,705,471
Total partners' capital		37,037,882
Commitments and contingencies (notes 9 and 10)		
Total liabilities and partners' capital	$	366,183,710

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Income

Year ended December 31, 2001

Revenues:		
Commissions and trading gains	$	117,738,818
Interest and dividends		18,402,040
Other		1,149,230
Total revenues		137,290,088
Expenses:		
Employee compensation and benefits		83,753,701
Communications		4,352,998
Occupancy and equipment rental (note 9)		4,012,866
Interest		14,321,665
Brokerage and clearance costs		1,253,715
Travel and entertainment		1,406,783
Other		5,835,240
Total expenses		114,936,968
Net income	$	22,353,120

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Changes in Partners' Capital

Year ended December 31, 2001

	Vining-Sparks Securities, Inc.	Vining-Sparks Fund, L.P.	Vining-Sparks & Associates, L.P.	PFIC Securities Inc.	Total Partners' Capital
Balance at December 31, 2000	$ 289,965	13,907,722	9,326,648	9,645,673	33,170,008
Net income	223,531	10,550,673	5,454,161	6,124,755	22,353,120
Distributions	(184,853)	(8,725,036)	(4,510,400)	(5,064,957)	(18,485,246)
Balance at December 31, 2001	$ 328,643	15,733,359	10,270,409	10,705,471	37,037,882

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	22,353,120
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		1,194,026
Changes in assets and liabilities:		
Decrease in securities owned		83,507,655
Decrease in other receivables		3,806,563
Decrease in other assets		264,510
Increase in receivable from brokers/dealers, net		(6,841,740)
Increase in receivable from customers, net		(8,581,256)
Increase in accounts payable and accrued expenses		8,466,310
Net cash provided by operating activities		104,169,188
Cash flows used in investing activities - purchase of furniture, fixtures and equipment		(787,378)
Cash flows from financing activities:		
Distributions paid to partners		(17,854,098)
Repayments to clearing agent, net		(71,429,879)
Net decrease in securities sold under agreements to repurchase		(12,757,736)
Net cash used in financing activities		(102,041,713)
Net increase in cash		1,340,097
Cash at beginning of year		6,164,740
Cash at end of year	$	7,504,837
Supplemental disclosure:		
Interest paid	$	15,102,450

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Notes to Financial Statements

December 31, 2001

(1) Summary of Significant Accounting Policies

(a) *Organization*

Vining-Sparks IBG, Limited Partnership (the Partnership) primarily acts as a U.S. government and municipal securities broker-dealer. In the United States of America, the Partnership is registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB), the National Futures Association (NFA), and the Commodities Futures Trading Commission (CFTC). The Partnership is also registered in Europe with the Financial Services Authority (FSA) of the United Kingdom, and with regulatory agencies in Canada.

(b) *Co-Venturers*

At December 31, 2001, the partners are Vining-Sparks Securities, Inc. (VSSI), as a 1 percent general partner, Vining-Sparks Fund, L.P., as a 47.2 percent limited partner, PFIC Securities, Inc., a subsidiary of Union Planters Corporation, as a 27.4 percent limited partner, and Vining-Sparks & Associates, L.P., as a 24.4 percent limited partner.

(c) *Securities Transactions*

Securities transactions and related trading gains or losses are recorded on a settlement date basis, which does not differ materially from trade date basis.

(d) *Securities*

Securities owned by the Partnership are stated at fair value, and unrealized gains and losses are reflected in other revenues.

(e) *Securities Sold Under Agreements to Repurchase*

Transactions involving sales of securities under agreements to repurchase are accounted for as collateralized financings except where the Partnership does not have an agreement to purchase the same or substantially the same securities before maturity at a fixed or determinable price. Collateral is valued daily.

(f) *Depreciation and Amortization*

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

(g) *Other Assets*

An investment in an unconsolidated affiliated company, recorded on the equity method, is included in other assets.

(h) *Income Taxes*

No provision for income taxes has been made, as the Partnership is required to allocate income and expenses to the partners for inclusion in their respective Federal and State tax returns.

(Continued)

(i) *Statement of Changes in Subordinated Liabilities*

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities and Exchange Commission, and Commodity Futures Trading Commission (CFTC) Regulation 1.16(c)(5), since no such liabilities existed at December 31, 2001 or at any time during the year then ended.

(j) *Derivative Financial Instruments*

The Partnership has entered into brokered interest rate swap agreements to assist customers in reducing exposure to market risks from changing interest rates. The Partnership has also entered into interest rate swap agreements with other counterparties whose terms are identical to the brokered customer interest rate swap agreements.

(k) *Fair Value of Financial Instruments*

Substantially all of the Partnership's financial instruments are carried at fair value.

(l) *Management Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) *Recent Accounting Pronouncements*

The Financial Accounting Standards Board issued, in June 1998, Statement No. 133 *Accounting for Derivative Instruments and Hedging Activities* (FAS 133). The new Statement established accounting and reporting standards for derivative instruments and hedging activities and requires recognition of all derivatives as either assets or liabilities measured at fair value. This statement was adopted for the year 2001 and did not have a material effect on the partnership's financial condition or results of operations.

(2) Cash and Securities Segregated Under Federal Regulations

The Partnership maintains special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2001, cash of $4,637,131 has been segregated into this account.

(3) Brokers and Dealers Receivables

The receivable from brokers and dealers is comprised of the following at December 31, 2001:

Securities failed to deliver	$ 147,254,620
Other	180,404
	$ 147,435,024

(Continued)

(4) Payable to Clearing Agent and Brokers and Dealers

The payable to clearing agent and broker/dealers is comprised of the following at December 31, 2001:

Securities failed to receive	$	143,092,856
Open transactions due to clearing organization		80,913,430
Other		546,774
	$	224,553,060

The payable to clearing agent, for which the Partnership incurs interest, is collateralized by securities owned either by the Partnership or held for the account of customers and other broker/dealers for which the Partnership has yet to be paid.

(5) Securities Sold Under Agreements to Repurchase

The Partnership enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. Securities with a fair value totaling $83,640,934 were sold under agreements to repurchase at $80,535,139, with an average effective interest rate of 2.02%.

(6) Partner Transactions

Under the terms of the partnership agreement, a minimum of 35 percent of the Partnership's taxable net income, as defined, is to be distributed to the Partners based on their respective percentage interests in the Partnership. During 2001, the amount of distributions paid to the Partners was $17,854,098, which includes $1,352,459 in distributions accrued at December 31, 2000. On December 31, 2001, the Partnership declared additional distributions of $1,983,607 to be paid subsequent to year end. These amounts were paid on January 18, 2002.

(7) Agreement with Other Broker Dealers

ICBA Securities Corporation

The Partnership has an agreement with ICBA Securities Corporation wherein the Partnership agrees to act as clearing broker and manage the sales and back office functions for ICBA Securities Corporation. Under terms of the agreement, all expenses related to such activities, including management of the related accounts, are borne by the Partnership. During 2001 the Partnership paid such expenses and received commissions from business generated from this relationship.

MemphisFirst Bank

The Partnership has an agreement with MemphisFirst Bank ("Bank") wherein the Bank is principal in securities transactions conducted by its bond dealer division and the Partnership agrees to guarantee the Bank's performance of said transactions and supports the securities management and back office functions for the Bank. Under terms of the agreement, all expenses related to such activities, including management of the related accounts, are borne by the Partnership. During 2001 the Partnership paid such expenses and received revenue from business generated from this relationship. The Partnership's guaranty of the Bank's performance specifically excludes any transactions in which the Bank acts in the capacity of a securities underwriter.

(8) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2001, the Partnership had net capital of $14,872,670 which was $14,622,670 in excess of required net capital.

(9) Commitments and Contingencies

Leases

At December 31, 2001, the Partnership was obligated under non-cancelable operating leases for office space with remaining terms in excess of one year. Estimated future annual commitments are as listed below:

Year ending December 31,		
2002	$	1,714,893
2003		1,639,498
2004		1,592,156
2005		1,241,835
2006		1,148,782
Thereafter		4,105,229
	$	11,442,393

The Partnership incurred rent expense of approximately $2,021,000 for the year ended December 31, 2001.

(Continued)

Litigation

The Partnership is a defendant in certain lawsuits which have arisen in the ordinary course of business. Management of the Partnership is of the opinion, based in part on consultation with legal counsel, that the ultimate resolution of these lawsuits will not have a material adverse effect on the Partnership's financial statements.

(10) Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include mortgage-backed to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities) and interest rate swaps. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Partnership's financial position due in part of the short-term nature of the commitments. The extent of Partnership's involvement in TBA and when-issued financial instruments with off-balance sheet risk as of December 31, 2001 was a commitment to purchase of $2,067,839,611 and a commitment to sell of $2,122,625,281.

Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The Partnership brokers interest rate swap arrangements for customers. The Partnership enters into interest rate swap agreements, with other counterparties, whose terms are identical to the brokered customer interest rate swap agreements. At December 31, 2001, the gross contractual or notional amounts of interest rate swaps (with both the customer and counterparty) was $33,000,000 with a weighted average maturity of approximately 3.79 years. The weighted average fixed rate on the customer arrangements at December 31, 2001 was 7.50%. The counterparty arrangements have variable interest payments based upon LIBOR.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

(11) Employee Benefits

The Partnership has a 401k plan (the Plan) which covers substantially all employees. The Plan provides for contributions for all employees who have been employed by the Partnership for a minimum of one year. The Partnership contribution is equal to 50% of certain employee contributions up to 6% of employee's salary. Contributions to the Plan were approximately $88,000 during 2001.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule 1

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Computation of Net Capital Under Rule 15c3-1 of the Securities Act of 1934

December 31, 2001

Total partners' capital	$	37,037,882
Deductions:		
Total nonallowable assets		5,470,013
Other		1,535,274
		7,005,287
Net capital before haircuts on securities positions		30,032,595
Haircuts on securities positions:		
Contractual commitments		4,213,710
Trading and investment securities:		
U.S. Government and agency obligations		5,105,359
Collateralized mortgage obligations		5,423,897
Undue concentrations		416,959
		15,159,925
Net capital	$	14,872,670

Computation of Alternate Net Capital Requirement

Aggregate debit items pursuant to Rule 15c3-3	$	10,593,671
2% of combined aggregate debit items	$	211,873
Minimum dollar net capital requirement	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	14,622,670
Percentage of net capital to aggregate debits		140%
Net capital in excess of 5% of aggregate debits items or $120,000	$	14,342,986

Statement Pursuant to Paragraph (d)(4) of Rule 17a5

There are no material differences between this computation and the corresponding computation prepared by Vining-Sparks IBG, Limited Partnership and included in the Partnership's unaudited Part II FOCUS Report as of December 31, 2001, filed by the Partnership on January 24, 2002.

See accompanying independent auditors' report.

Schedule 2

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Act of 1934

December 31, 2001

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	260,766
Monies borrowed collateralized by securities carried for the accounts of customers		2,558,139
Customers' securities failed to receive		7,913,839
Other		1,253,414
Total credit items	$	11,986,158
Debit balances:		
Debit balances in customers' accounts excluding unsecured accounts	$	10,536,311
Customers' securities failed to deliver		57,360
Aggregate debit items		10,593,671
Less 3% of aggregate debit items		317,810
Total debit items	$	10,275,861
Reserve computation:		
Excess of total credits over total debits	$	1,710,297
Amount held on deposit "for exclusive benefit of customers" at December 31, 2001	$	4,637,131

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of the reserve requirement and the corresponding computation prepared by Vining-Sparks IBG, Limited Partnership and included in the Partnership's unaudited Part II FOCUS Report as of December 31, 2001, filed by the Partnership on January 24, 2002.

Schedule 3

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities Act of 1934

December 31, 2001

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$	0
A. Number of Items		0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	0
A. Number of Items		0
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes X	No ___



Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Partners
Vining-Sparks IBG, Limited Partnership:

In planning and performing our audit of the financial statements of Vining-Sparks IBG, Limited Partnership (the Partnership), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a3(a)(11) and the reserve required by Rule 15c3-3(e) of the SEC,

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2002



Morgan Keegan Tower, Suite 900
Fifty North Front Street
Memphis, TN 38103

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

Board of Directors
Vining-Sparks IBG, Limited Partnership:

In planning and performing our audit of the financial statements of Vining-Sparks IBG, Limited Partnership (the Partnership) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control. Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC were not reviewed since no such transactions were made by the Partnership during 2001.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and the National Futures Association, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2002




SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
313
OPC VA SECTION

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Financial Statements and Schedules

December 31, 2001

(With Independent Auditors' Report Thereon)